SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 2001-3980 202.383.0100 www.sutherland.com

CYNTHIA R. BEYEA

DIRECT LINE: 202.383.0472

E-mail: cynthia.beyea@sutherland.com

February 11, 2016

Via EDGAR

Asen Parachkevov, Esq.

Attorney Adviser

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	NorthStar Corporate Income Master Fund Registration Statement on Form N-2

(File No. 811-23118)

NorthStar Corporate Income Fund Registration Statement on Form N-2

(File Nos. 333-206018; 811-23081)

NorthStar Corporate Income Fund-T Registration Statement on Form N-2

(File Nos. 333-208211; 811-23116)

Dear Mr. Parachkevov:

On behalf of NorthStar Corporate Income Master Fund (the “Master Fund”), NorthStar Corporate Income Fund (the “Multi-Class Fund”) and NorthStar Corporate Income Fund-T (“Fund-T”) (each, a “Fund” and collectively, the “Funds”) set forth below are the Funds’ responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) to each Fund on February 3, 2016, regarding the Funds; Registration Statements on Form N-2 (each, the “Registration Statement” and collectively, the “Registration Statements”), that were filed with the SEC on January 20, 2016, January 21, 2016 and January 22, 2016, respectively. The Staff’s comments are set forth below in italics and are followed by the Fund’s responses. Certain responses herein reference Fund-T’s response letter dated January 20, 2016. The revisions to the Registration Statements referenced below are set forth in the Master Fund’s pre-effective

ATLANTA	AUSTIN	GENEVA	HOUSTON	LONDON	NEW YORK	SACRAMENTO	WASHINGTON D.C.

Asen Parachkevov, Esq.

February 11, 2016

amendment no. 2 to the Registration Statement, the Multi-Class Fund’s Pre-Effective Amendment no. 4 to the Registration Statement, and Fund-T’s pre-effective amendment no. 2 to the Registration Statement, each of which is either filed concurrently herewith or will be filed over the next several days. Defined terms used but not defined herein are intended to have the meaning ascribed to them in the Registration Statements.

General

Comment 1:  Please include disclosure with respect to the compensation of the Sub-Adviser.

Response:     The Multi-Class Fund and Fund-T respectfully advise the Staff that disclosure with respect to the compensation of the Sub-Adviser appears in the “Management and Incentive Fees” section of their Registration Statements. Such disclosure has also been added to the “Summary of Terms — Management and Incentive Fees” section and to the footnotes of the table in the “Summary of Fees and Expenses” section of their Registration Statements.

Comment 2:  In connection with the Seed Capital Investments, how will the Master Fund shares received by the seed capital investors be voted? Will those Master Fund shares be mirror voted?

Response:     NorthStar Realty and OZ Corporate Investors, LLC intend to “mirror” the shares that they purchase in the Master Fund as Seed Capital Investments. Each Fund has added the following additional disclosure to its respective Registration Statement:

NorthStar Realty and OZ Corporate Investors, LLC will vote their shares in the Master Fund in the same proportion as which the other Master Fund shares are voted.

Comment 3:  Please explain the significance of the Townsend disclosure.

Response:     The Multi-Class Fund and Fund-T have deleted the discussion of the Townsend acquisition because the acquisition is complete.

Summary of Terms

Comment 4:  With respect to comment 8 of Fund-T’s response letter dated January 20, 2016, please include, as a separate paragraph in the prospectus summary, disclosure relating to the tax impact that distributions funded from offering proceeds pursuant to the Distribution Support Agreement which constitute a return of capital will have on investors.

Asen Parachkevov, Esq.

February 11, 2016

Response:     The Multi-Class Fund and Fund-T have added the additional requested disclosure to the “Summary of Terms — Distribution Support Agreement” section of their Registration Statements.

Comment 5:  In the discussion of what constitutes a Master Fund Ordinary Distribution, please explain the role that the Distribution Support Agreement plays.

Response:     The Multi-Class Fund and Fund-T have added the additional requested disclosure to the “Summary of Terms — Distributions” section of their Registration Statements.

Comment 6:  Please clarify which expenses are reimbursable to NSAM Adviser, the Sub-Adviser, or to their affiliates in connection with providing services to the Fund or the Master Fund. For example, please clarify whether the provision of office facilities is an expense reimbursable to NSAM Adviser.

Response:    Each Fund has revised the disclosure in order to clarify which expenses are reimbursable to NSAM Adviser, the Sub-Adviser, or to their affiliates in connection with providing services to the Fund or the Master Fund.

*          *          *

In the event the Fund requests acceleration of the effective date of the pending registration statement, it hereby undertakes to furnish a letter, at the time of such request, acknowledging that:

•	should the SEC or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

•	the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Fund may not assert this action as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Asen Parachkevov, Esq.

February 11, 2016

We hope that the foregoing is helpful in your review. If you have any questions or concerns about the responses set forth above or require any additional information, please call the undersigned at 202-383-0472.

Sincerely,

/s/ Cynthia R. Beyea
Cynthia R. Beyea

cc:	Brett Klein, NorthStar Corporate Income Master Fund, NorthStar Corporate Income Fund and NorthStar Corporate Income Fund-T

Sandra Forman, NorthStar Corporate Income Master Fund, NorthStar Corporate Income Fund and NorthStar Corporate Income Fund-T

Steven B. Boehm, Sutherland Asbill & Brennan LLP